SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

GMS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36251C103

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,962,751
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,962,751

11.	Aggregate amount beneficially owned by each reporting person 1,962,751
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) IA

CUSIP No. 36251C103

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,582,091
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,582,091

11.	Aggregate amount beneficially owned by each reporting person 1,582,091
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 36251C103

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,340,672
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,340,672

11.	Aggregate amount beneficially owned by each reporting person 1,340,672
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 36251C103

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 241,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 241,419

11.	Aggregate amount beneficially owned by each reporting person 241,419
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 36251C103

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,962,751
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,962,751

11.	Aggregate amount beneficially owned by each reporting person 1,962,751
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 36251C103

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,962,751
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,962,751

11.	Aggregate amount beneficially owned by each reporting person 1,962,751
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 36251C103

Explanatory Note: This Amendment No. 11 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to GMS Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 2020, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on November 18, 2020, Amendment No. 2 to the Initial 13D filed on December 28, 2020, Amendment No. 3 to the Initial 13D filed on March 3, 2021, Amendment No. 4 to the Initial 13D filed on June 29, 2021, Amendment No. 5 to the Initial 13D filed on March 24, 2022, Amendment No. 6 to the Initial 13D filed on June 24, 2022, Amendment No. 7 to the Initial 13D filed on June 20, 2023, Amendment No. 8 to the Initial 13D filed on June 27, 2023, Amendment No. 9 to the Initial 13D filed on June 30, 2023, and Amendment No. 10 to the Initial 13D filed on February 12, 2024 amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

As set forth below, as a result of the transactions described herein, on February 28, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a)-(c) of Item 5 are hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 of all the cover pages filed herewith are calculated based upon 39,833,628 shares of Common Stock outstanding as of February 27, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 29, 2024.

(c)

The Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Sale	02/12/2024	193,501	$88.46	$88.00-$88.99
Separate Account	Open Market Sale	02/12/2024	54,941	$88.46	$88.00-$88.99
CCC III	Open Market Sale	02/12/2024	34,843	$88.46	$88.00-$88.99
CCP	Open Market Sale	02/12/2024	6,968	$89.02	$89.00-$89.16
Separate Account	Open Market Sale	02/12/2024	1,978	$89.02	$89.00-$89.16
CCC III	Open Market Sale	02/12/2024	1,255	$89.02	$89.00-$89.16
CCP	Open Market Sale	02/16/2024	15,370	$89.74	$89.73-$89.75
Separate Account	Open Market Sale	02/16/2024	4,363	$89.74	$89.73-$89.75
CCC III	Open Market Sale	02/16/2024	2,767	$89.74	$89.73-$89.75
CCP	Open Market Sale	02/22/2024	11,464	$89.06	$89.05-$89.17
Separate Account	Open Market Sale	02/22/2024	3,254	$89.06	$89.05-$89.17
CCC III	Open Market Sale	02/22/2024	2,064	$89.06	$89.05-$89.17
CCP	Open Market Sale	02/23/2024	14,107	$89.69	$89.50-$90.49
Separate Account	Open Market Sale	02/23/2024	4,005	$89.69	$89.50-$90.49

CCC III	Open Market Sale	02/23/2024	2,540	$89.69	$89.50-$90.49
CCP	Open Market Sale	02/23/2024	29,610	$90.91	$90.50-$91.28
Separate Account	Open Market Sale	02/23/2024	8,407	$90.91	$90.50-$91.28
CCC III	Open Market Sale	02/23/2024	5,331	$90.91	$90.50-$91.28
CCP	Open Market Sale	02/28/2024	82,321	$90.28	$89.96-$90.94
Separate Account	Open Market Sale	02/28/2024	23,373	$90.28	$89.96-$90.94
CCC III	Open Market Sale	02/28/2024	14,823	$90.28	$89.96-$90.94
CCP	Open Market Sale	02/28/2024	114,111	$91.26	$91.00-$91.78
Separate Account	Open Market Sale	02/28/2024	32,400	$91.26	$91.00-$91.78
CCC III	Open Market Sale	02/28/2024	20,548	$91.26	$91.00-$91.78

(e)

As a result of the transactions described herein, on February 28, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 1, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST III, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact